October 7, 2011

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kevin Woody and Robert Telewicz

RE:	Brookfield Asset Management Inc.

Form 40-F

Filed March 31, 2011

Form 6-K

Filed March 24, 2011

File No. 033-97038

Thank you for your response to our letter dated August 19, 2011. For your reference we have included, along with our responses, each of your questions in italics, using the same numbering references in your letter.

Form 6-K filed March 24, 2011

2010 Annual Report

Five-Year Financial Review, page 13

1.	We have considered your response to our prior comment 1. We continue to believe that the title of your Non-GAAP measure is confusingly similar to cash flow from operating activities as calculated in accordance with IFRS. Please revise your filing accordingly or explain to us why no revision is necessary. Reference is made to Item 10(e)(1)(ii)(E) or Regulation S-K.

Management recognizes that the terminology used for its performance measure “net operating cash flow” may potentially be perceived as being similar to the term “cash flow from operating activities” as defined under IFRS; however, management does not consider the terms to be confusingly similar for the following reasons:

•

The company defines “net operating cash flow” as a Non-IFRS measure on page 12 of its Form 6K. Management uses net operating cash flow as an important benchmark for valuing many of the company’s assets and operational efficiency, as well as for investment decisions. The company discloses this rationale for such use on pages 12,14 and 22 of its 6-K. Furthermore, the company discloses the methodology for determining the measure and reconciles operating cash flow, which it uses as a performance measure, against net income, the closest measure determined under IFRS, as required by Item 10(e) of Regulation S-K.

•

Management’s discussion of “cash flow from operating activities” as presented in the Consolidated Statements of Cash Flows has been consistently limited to a section of the Form 6-K dedicated specifically to the review of those statements and it is not discussed elsewhere in the Form 6-K.

•

The company has consistently utilized the term “cash flow from operations” and/or “operating cash flow” to assess the performance of its operations since 2001. The consistent use of the measure over time has resulted in a widely accepted usage, and understanding of the term, by its stakeholders, including analysts and investors.

•	The company’s stakeholders utilize this measure in their valuations and analysis of the company and its operations.

•

The company recognized the consistency and predictability of net operating cash flow as a performance measure during the company’s adoption of IFRS. The company believes that it assists stakeholders to better understand the company’s operations and performance whereas the GAAP performance measure, net income, is more volatile under IFRS in comparison to net income determined under Canadian GAAP or U.S. GAAP, the company’s previous accounting regimes.

•

The company believes that given the well accepted use of its performance measure amongst all of its stakeholders and the length of time which the company has used the measure, if the company was required to change the terminology of this performance measure to another term, such a change would cause confusion to the users of its financial statements.

Based on the aforementioned, management believes that the use of the term, “net operating cash flow” as a performance measure is widely understood and accepted by the users of its financial reports.

2.	The following are our responses to your second question, which we have separated into two sections (i, and ii) to link our responses:

i.	Based on your continued reconciliation of “net operating cash flow” to cash flow from operating activities calculated in accordance with IFRS, it appears that you use “net operating cash flow” as both a performance measure and a liquidity measure. Additionally, in response to our prior comment 2, you state that “Management uses this measure as it differentiates between the ongoing cash generating activities of the underlying assets (similar to Funds From Operations for real estate companies) and items that are reflective of changes in the carrying values of the underlying businesses.” This also makes it appear that management uses this measure as both a performance and a liquidity measure.

The company uses the term “net operating cash flow” solely to evaluate the performance of its business, not as a liquidity measure. In order to avoid any potential confusion over the use of this measure, management will remove the reconciliation of this performance measure, net operating cash flow, to IFRS’s liquidity measure, “cash flow from operating activities” in future filings.

Management’s previous response to question 2 in our July 15, 2011 letter stated that:

“Management uses this measure as it differentiates between the ongoing cash generating activities of the underlying assets (similar to Funds From Operations for real estate companies) and items that are reflective of changes in the carrying values of the underlying businesses.”

A better description of how management uses this metric would be as follows:

“Management uses this measure as it differentiates between the cash flow generated by the underlying assets on an ongoing basis (similar to Funds From Operations for real estate companies) and items that are reflective of changes in the carrying values of the underlying businesses.”

ii.	As such, we remain unclear how presenting this measure on a per share basis doesn’t violate the provisions of ASR 142. Furthermore, we are unclear how adjusting this measure for “net change in working capital balances and other” complies with the requirements of Item 10(e)(1)(ii)(A) of Regulation S-K.

As noted in our response to question 2(i) above, net operating cash flow is a performance measure and not a liquidity measure. As such, the company believes that the per share provisions of ASR 142 and the requirements of Items 10(e)(1)(ii)(A) of regulation S-K are not applicable.

In addition to the responses above, we hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please contact the undersigned at (416) 359-8601.

Yours truly,

/s/ Brian D. Lawson
Brian D. Lawson

Chief Financial Officer